EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTION IN RELATION TO

INSURANCE SALES FRAMEWORK AGREEMENT

The Company entered into with P&C Company the 2012 Insurance Sales Framework Agreement on 8 March 2012, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions. The 2008 Insurance Sales Framework Agreement entered into by the Company and P&C Company on 18 November 2008 expired on 17 November 2011. The terms and conditions of the 2008 Insurance Sales Framework Agreement and the 2012 Insurance Sales Framework Agreement are substantially the same.

P&C Company is held as to 60% and 40% by CLIC and the Company, respectively. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. Therefore, P&C Company also constitutes a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

During the period from 2008 to 2010, the Transaction fell within the de minimis exemption pursuant to Rule 14A.33(3) of the Listing Rules, and was therefore exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. However, the relevant percentage ratios represented by the agency service fees for the years from 2011 to 2014 are more than 0.1% but less than 5%. Therefore, for the four years ending 31 December 2014, the Transaction is subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirements.

Commission File Number 001-31914

BACKGROUND

The Company entered into with P&C Company the 2012 Insurance Sales Framework Agreement on 8 March 2012, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions. The 2008 Insurance Sales Framework Agreement entered into by the Company and P&C Company on 18 November 2008 expired on 17 November 2011. The terms and conditions of the 2008 Insurance Sales Framework Agreement and the 2012 Insurance Sales Framework Agreement are substantially the same.

DETAILS OF THE CONTINUING CONNECTED TRANSACTION

2012 Insurance Sales Framework Agreement

Scope of insurance agency services

Pursuant to the 2012 Insurance Sales Framework Agreement, P&C Company entrusted the Company to act as an agent to sell selected insurance products (including but not limited to statutory and mandatory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance, comprehensive insurance, etc.) within the authorized regions. The Company will collect insurance premiums in the name of P&C Company.

Agency service fee

Pursuant to the 2012 Insurance Sales Framework Agreement, P&C Company will pay an agency service fee to the Company which includes sales management fee and sales service fee. The standard of sales management fee shall be determined by the parties to the agreement pursuant to the price calculation principle of “cost (including the relevant taxes) plus profit margin” on the basis of the principles of equality and fairness, and subject to compliance with the relevant requirements of CIRC and the Ministry of Finance of the PRC, as well as the Listing Rules. P&C Company will pay the sales management fee to the Company based on the actual amount of premiums received from the insurance agency business (other than the compulsory insurance premium for automobile traffic accident liability). P&C Company shall pay the sales service fee to the Company according to the standard of service fees of specific insurance products agreed by the branches of the parties based on market principles.

Term

The 2012 Insurance Sales Framework Agreement is for a term of two years from the date of its signing by the legal representative or authorized representative of the parties and affixing of the company seal of the parties. The agreement will be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 Insurance Sales Framework Agreement in respect of the period after the expiry of the 2008 Insurance Sales Framework Agreement and before the commencement of the term of the 2012 Insurance Sales Framework Agreement.

Commission File Number 001-31914

Cap Amount

Historical figures

For the three financial years ended 31 December 2011, the agency service fees paid by P&C Company to the Company are as follows:

	September 30,
Period	Amount of Agency Service Fees Paid
	(RMB in million)

Year ended 31 December 2009	129
Year ended 31 December 2010	216
Year ended 31 December 2011	405	note

Note: As the Company’s financial report for the year ended 31 December 2011 is still under preparation, the amount of the agency service fee paid by P&C Company to the Company for the year ended 31 December 2011 is a preliminary estimate of the Company and is unaudited.

Cap Amount

The annual caps in respect of the agency service fees to be paid by P&C Company to the Company under the 2012 Insurance Sales Framework Agreement for the three years ending 31 December 2014 are RMB660 million, RMB800 million and RMB960 million, respectively.

The agency service fee was agreed between the Company and P&C Company after arm’s length negotiation. In determining the annual caps, the Company has taken into account the historical figures and the growth trend of the relevant business.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTION

The Transaction will actively expand the Company’s insurance service scope, meet customers’ comprehensive insurance needs, stabilize life insurance sales force and effectively raise China Life’s brand value.

The Directors, including the independent non-executive Directors, are of the view that the Transaction has been conducted on normal commercial terms, is fair and reasonable and is in the interests of the Company and the shareholders as a whole, and that the amounts paid and the annual caps in respect of the Transaction are fair and reasonable. Mr. Yuan Li, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC and/or P&C Company and have abstained from voting on the board resolution passed to approve the Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Transaction.

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

P&C Company is held as to 60% and 40% by CLIC and the Company, respectively. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. Therefore, P&C Company also constitutes a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the Transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

During the period from 2008 to 2010, the Transaction fell within the de minimis exemption pursuant to Rule 14A.33(3) of the Listing Rules, and was therefore exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. However, the transaction amount increased rapidly in the second half of 2011 due to faster business development and the deferred payment nature of the agency service fee (in particular, sales management fee, being part of the agency service fee, is usually paid at the end of the year). During the preparation for the financial statements of the Company for the year ended 31 December 2011, it came to the attention of the Company that the estimated transaction amount for the year 2011 under the 2008 Insurance Sales Framework Agreement has marginally exceeded the de minimis exemption threshold specified under Rule 14A.33(3) of the Listing Rules. In addition, the relevant percentage ratios represented by the agency service fees for the years from 2012 to 2014 under the 2012 Insurance Sales Framework Agreement are more than 0.1% but less than 5%. Therefore, for the four years ending 31 December 2014, the Transaction is subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirements.

INFORMATION ON THE COMPANY AND P&C COMPANY

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

Commission File Number 001-31914

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2008 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and P&C Company on 18 November 2008, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, which expired on 17 November 2011

“2012 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and P&C Company on 8 March 2012, whereby P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Transaction”	the continuing connected transaction under the 2008 Insurance Sales Framework Agreement and the 2012 Insurance Sales Framework Agreement

Commission File Number 001-31914

By Order of the Board

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, 8 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh